EXHIBIT (E)(4)

EXCERPTS FROM THE DEFINITIVE PROXY STATEMENT

OF WELLS REAL ESTATE INVESTMENT TRUST, INC.

DATED APRIL 22, 2004

EXECUTIVE COMPENSATION

Our executive officers do not receive compensation directly from us for services rendered to us. Our executive officers are also officers of Wells Capital, our advisor, and its affiliates and are compensated by these entities, in part, for their services to us. Please see the discussion of the fees paid to the advisor and its affiliates contained in the “Certain Relationships and Related Transactions” section below.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Ownership of Advisor in Wells Operating Partnership, L.P.

Wells Capital currently owns 20,000 limited partnership units of Wells Operating Partnership, L.P., our operating partnership, for which it contributed $200,000 and which constitutes 100% of the limited partner units outstanding at this time. Wells Capital may not sell any of these units during the period it serves as our advisor. Any resale of the shares of the Wells REIT that Wells Capital acquires are subject to the provisions of Rule 144 promulgated under the Securities Act, which rule limits the number of shares that may be sold at any one time and the manner of such resale. Although Wells Capital and its affiliates are not prohibited from acquiring shares, Wells Capital has no options or warrants to acquire any shares and has no current plans to acquire shares. Wells Capital has agreed to abstain from voting any shares it hereafter acquires in any vote for the election of directors or any vote regarding the approval or termination of any contract with Wells Capital or any of its affiliates.

Compensation to Advisor and its Affiliates

Our executive officers, Leo F. Wells, III, Douglas P. Williams and Randall D. Fretz, are also executive officers of Wells Capital, our advisor, which is a wholly-owned subsidiary of Wells Real Estate Funds, Inc. Mr. Wells is the sole director of Wells Capital and the sole shareholder and the sole director of Wells Real Estate Funds, Inc. In addition, Messrs. Fretz and Williams are both executive officers and directors of Wells Investment Securities, Inc., the dealer manager of the offering of shares of our common stock. Mr. Wells is an executive officer and sole director of Wells Management Company, Inc., our property manager, which is also a wholly owned subsidiary of Wells Real Estate Funds, Inc.

Administration of our day-to-day operations is provided by Wells Capital pursuant to the terms of an advisory agreement between Wells REIT and Wells Capital. Wells Capital also serves as our consultant in connection with policy decisions to be made by our board of directors and renders such other services as the board of directors deems appropriate. Wells Capital also bears a portion of the expenses of providing executive personnel and office space to us. Wells Capital is at all times subject to the supervision of our board of directors and only has such authority as we may delegate to it as our agent.

Wells Capital was paid acquisition and advisory fees equal to 3.0% of gross offering proceeds for services in identifying the properties and structuring the terms of the acquisition and leasing of the properties, as well as the terms of any mortgage loans. In addition, Wells Capital is currently being paid reimbursement of acquisition expenses equal to 0.5% of gross offering proceeds. We paid approximately $87.3 million in acquisition and advisory fees and acquisition expenses to Wells Capital with respect to the year ended December 31, 2003.

Wells Capital also received reimbursement of up to 3.0% of gross offering proceeds for organization and offering expenses, including legal, accounting, printing and other accountable offering expenses. We paid approximately $21.5 million to Wells Capital as reimbursement for organization and offering expenses expended on our behalf with respect to the year ended December 31, 2003.

We also reimbursed Wells Capital and its affiliates for certain administrative and operating expenses relating to administration of our business on an on-going basis. Pursuant to the advisory agreement, we may not make reimbursements for administrative and operating expenses in excess of the greater of 2.0% of our average invested assets or 25.0% of our net income for such year. We paid approximately $3.9 million in administrative and operating expense reimbursements to Wells Capital and its affiliates with respect to the year ended December 31, 2003.

Wells Investment Securities received selling commissions of up to 7.0% of gross offering proceeds for services in connection with the offering of shares, substantially all of which has been or will be paid as commissions to other broker-dealers participating in the offering of our shares. In addition, Wells Investment Securities is entitled to receive a dealer manager fee for expenses incurred in connection with marketing our shares, sponsoring educational conferences and paying the employment costs of the dealer manager’s wholesalers equal to 2.5% of gross offering proceeds, a portion of which may be reallowed to participating broker-dealers. We paid approximately $239.9 million in selling commissions and dealer manager fees to Wells Investment Securities with respect to the year ended December 31, 2003, of which amount approximately $207.2 million was reallowed by Wells Investment Securities, Inc. to participating broker-dealers.

Pursuant to an asset/property management agreement among Wells REIT, Wells OP and Wells Management, we currently pay Wells Management property management, leasing and asset management fees not exceeding the lesser of: (A) 4.5% of gross revenues, or (B) 0.6% of the net asset value of the properties (excluding vacant properties) owned by the Wells REIT, calculated on an annual basis. For purposes of this calculation, net asset value is defined as the excess of (1) the aggregate of the fair market value of all properties owned by the Wells REIT (excluding vacant properties), over (2) the aggregate outstanding debt of the Wells REIT (excluding debts having maturities of one year or less). In addition, we are currently authorized to pay Wells Management a separate fee for the one-time initial rent-up or leasing-up of newly constructed properties in an amount not to exceed the fee customarily charged in arm’s length transactions by others rendering similar services in the same geographic area for similar properties as determined by a survey of brokers and agents in such area (customarily equal to the first month’s rent). We paid approximately $14.1 million in property management, leasing and asset management fees to Wells Management with respect to the year ended December 31, 2003.

STOCK OWNERSHIP

The following table shows, as of March 31, 2004, the amount of our common stock beneficially owned (unless otherwise indicated) by (1) any person who is known by us to be the beneficial owner of more than 5% of the outstanding shares of common stock, (2) our directors, (3) our executive officers, and (4) all of our directors and executive officers as a group.

	Shares Beneficially Owned
	Shares	Percentage
Name and Address of Beneficial Owner

Leo F. Wells, III 6200 The Corners Parkway Norcross, GA 30092-3365	3,174	*

Douglas P. Williams 6200 The Corners Parkway Norcross, GA 30092-3365	1,124	*

Randall D. Fretz 6200 The Corners Parkway Norcross, GA 30092-3365	6,845	*

	Shares Beneficially Owned
	Shares	Percentage
Michael R. Buchanan (1) 1630 Misty Oaks Dr. Atlanta, GA 30350	1,000	*

Richard W. Carpenter (2) Realmark Holdings 5570 Glenridge Drive Atlanta, GA 30342	4,500	*

Bud Carter (2) The Executive Committee 100 Mount Shasta Lane Alpharetta, GA 30022-5440	25,377	*

William H. Keogler, Jr. (2) 469 Atlanta Country Club Drive Marietta, GA 30067	4,500	*

Donald S. Moss (2) 114 Summerour Vale Duluth, GA 30097	96,140	*

Walter W. Sessoms (2) 5995 River Chase Circle NW Atlanta, GA 30328	56,747	*

Neil H. Strickland (2) Strickland General Agency, Inc. 3109 Crossing Park Norcross, GA 30091	5,574	*

W. Wayne Woody (3) 78 Lindbergh Dr. NE, #80 Atlanta, GA 30305	500	*

All officers and directors as a group (4)	205,481	*

*	Less than 1% of the outstanding common stock.
(1)	Includes options to purchase up to 1,000 shares of common stock, which are exercisable within 60 days of March 31, 2004.
(2)	Includes options to purchase up to 4,500 shares of common stock, which are exercisable within 60 days of March 31, 2004.
(3)	Includes options to purchase up to 500 shares of common stock, which are exercisable within 60 days of March 31, 2004.
(4)	Includes options to purchase an aggregate of up to 28,500 shares of common stock, which are exercisable within 60 days of March 31, 2004.